January 23, 2007

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549-6010

Attn: Brian Cascio

RE:	AZZ incorporated

File No. 001-12777

Form 10-K for the Year Ended February 28, 2006

Forms 10-Q for the Period Ended November 30, 2006

On behalf of AZZ incorporated (the “Company” or “AZZ”), set forth below is its response to the comment letter dated January 11, 2007 of the Staff of the Securities and Exchange Commission concerning the Company’s February 28, 2006 Form 10-K and Form 10-Q for the period ended November 30, 2006.

AZZ incorporated has the following responses to the comment letter received from the Staff.

Form 10-K for the fiscal year ended February 28, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Segment Operating Income, page 12

1.	In your response and in future filings, please describe your “minimum acceptable margin initiative” and how it impacted segment operating income.

RESPONSE: AZZ has duly noted the Staff’s comments and in future filings will clarify our minimum acceptable margin initiative. We have made a business decision not to accept projects that are priced below a level that would not allow us to achieve what we have determined to be a reasonable margin based upon current market and competitive conditions as well as production capacity.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 33

2.	We refer to your disclosure that you recognize revenue for the Galvanizing Services Segment upon completion of the galvanizing services or shipment of the product. In future filings, please clarify the circumstances that determine whether revenue is recognized at completion of service or at shipment of the product.

RESPONSE: AZZ has duly noted the Staff’s comments and in future filings will clarify the circumstances that determine whether revenue is recognized at completion of service or at shipment of the product. A significant portion of the Galvanizing Revenue is “walk-in” business where the customer brings us their material to be galvanized and picks it up when the process is complete. In many other cases, the customer is responsible for arranging shipping of their material to and from our plant. We generally are not responsible for shipping arrangements, and we do not take title to the customer’s material. Upon completion of the galvanizing service, we generally have no further obligation to the customer. Thus, revenue is typically recognized at completion of the service unless we specifically agree with the customer to hold its material for a predetermined period of time after completion of the galvanizing process and, in that circumstance, invoice upon shipment. The agreement with our customers to hold their material may be due to the customer’s job site not being ready for acceptance of its galvanized material or by the customer’s request to ship all of their galvanized material at the same time rather than in partial shipments.

Note 7. Intangible assets and goodwill, page 30

3.	Please tell us whether you recognize amortization of deferred issuance costs within depreciation and amortization expense or within interest expense. Debt issue costs should be amortized to interest expense by the interest method over the life of the debt to which they relate. Please also revise future filings to state your amortization policy. We refer you to SAB Topic 2-A6 and Regulation 5-02(17) of Regulation S-X.

RESPONSE: AZZ has duly noted the Staff’s comments and in future filings will state our amortization policy. We recognize amortization of deferred issuance costs within interest expense. Interest expense is amortized using the interest method over the life of the debt.

4.	As a related matter, please note that debt issuance costs are a deferred charge, not an intangible asset and should be classified accordingly. Please revise in future filings.

RESPONSE: AZZ has duly noted the Staff’s comments and in future filings we will classify debt issuance costs as a deferred charge.

Form 10-Q for the quarterly period ended November 30, 2006

Summary of Significant Accounting Policies, page 6

Note 5, Stock-based compensation, page 7

5.	We see that the stock appreciation rights that you granted in fiscal 2005 and 2006 were to be settled in cash. Please tell us how you determined whether these stock appreciation rights should be classified as liabilities.

RESPONSE: AZZ’s plan documents for the 2005 and 2006 stock appreciation rights states that awards must be settled in cash. We have determined these stock appreciation rights meet the criteria for liability accounting as per paragraph 28-35 of FAS 123r therefore they were classified as a liability.

Note 8. Credit Agreement, page 10

6.	We see that on May 25, 2006, you entered into a new credit agreement, which replaces your Amended and Restated Revolving and Term Credit Agreement dated as of November 1, 2001. Please tell us how you considered EITF 96-19 and whether this was a modification or exchange of a debt agreement and how this impacted your accounting treatment of debt issue costs.

RESPONSE: At the time AZZ entered into its new credit agreement on May 25, 2006, we had both term loan and revolving line of credit amounts outstanding under the old credit agreement dated as of November 1, 2001. Upon entering into the new credit agreement, the term loan was extinguished, and unamortized loan fees associated with the term loan in the amount of $110,900 were expensed. Because EITF 96-19 does not specifically address the accounting for modifications to or exchanges of a line-of-credit or revolving-debt arrangement, we considered EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements,” to determine the appropriate accounting for the change in the revolving line of credit. In accordance with EITF 98-14, we compared the product of the remaining term and the maximum available credit of the old arrangement with the borrowing capacity of the new arrangement and concluded that, since the borrowing capacity of the new arrangement was greater than the borrowing capacity of the old arrangement, the $67,000 of unamortized deferred costs associated with the revolving line of credit should be deferred and amortized over the term of the new arrangement.

Note 9. Asset Acquisition, page 10

7.	We note that you acquired all of the assets of Witt Industries. Please clarify whether this is a purchase of assets or of a business. Additionally, in future filings, please revise to include the disclosures required by paragraphs 51-55 of SFAS 141, to the extent that they are applicable.

RESPONSE: On October 31, 2006, AZZ acquired substantially all of the operating assets and certain liabilities of Witt Industries, Inc., relating to Witt’s galvanizing division. The acquisition was accounted for as a business combination using the purchase method of accounting and the results of operations related to the net assets acquired are reflected in the financial statements form the date of the acquisition. AZZ will continue to operate Witt as a galvanizing company and to perform galvanizing services under the Witt name.

AZZ reviewed the requirements of paragraph 51-55 of SFAS 141 and determined due to the low percentage of total assets, investment and revenues that the acquisition was not material and did not require any further disclosure.

AZZ has duly noted the Staff’s comments and in future filings we will include disclosures required by paragraphs 51-55 of SFAS 141, to the extent that they are applicable.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filing. We acknowledge that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dana Perry
Dana Perry
Senior Vice President, Finance And Chief Financial Officer